Exhibit 3.4

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.	Reporting Issuer

Xanthic Biopharma Inc.
2100 Bloor St West, Suite 6339
Toronto, Ontario M6S 5A5

ITEM 2.	Date of Material Change

July 13, 2018

ITEM 3.	Press Releases

A press release in the form of Schedule A attached hereto was disseminated on July 17, 2018 via Cision news service.

ITEM 4.	Summary of Material Change

Xanthic Biopharma Inc. (formerly Aurquest Resources Inc.) (“Xanthic” or the “Company”) (CSE: xTHC) and Green Growth Brands Ltd. (“GGB”) have announced they have entered into an arm’s length business combination agreement (the “Definitive Agreement”) dated July 13, 2018 to combine Xanthic and GGB by way of amalgamation (the “Amalgamation”) between GGB and a wholly-owned subsidiary of Xanthic (“Subco”) to form one company as a wholly-owned subsidiary of Xanthic (the “Business Combination”).

Xanthic has also announced that GGB Nevada LLC (“GGB Nevada”), a wholly-owned subsidiary of Xanthic, has entered into a purchase agreement (the “NOR Agreement”) dated July 13, 2018 with Nevada Organic Remedies LLC (“NOR”) and its members pursuant to which it will acquire (the “NOR Acquisition”) 100% of the outstanding membership interests of NOR for aggregate consideration of US$56.75 million. NOR is a vertically integrated medical and retail marijuana company based in Las Vegas, Nevada holding four Nevada marijuana licenses (dispensary, cultivation, production and distribution).

Xanthic anticipates filing a management information circular or listing statement (the “Disclosure Document”) detailing certain matters relating to the Business Combination and other related matters to be mailed to Xanthic shareholders.

ITEM 5.	Full Description of Material Change

	5.1	Full Description of Material Change

See Schedule A attached.

	5.2	Disclosure for Restructuring Transactions

Subject to the terms of the Definitive Agreement, Subco and GGB will complete the Amalgamation and the amalgamated corporation (“Amalco”) will continue under the name “Green Growth Brands (Ontario) Ltd.”. Amalco will be a direct wholly-owned subsidiary of the Resulting Issuer. All of the property and assets of each of Subco and GGB will become the property and assets of Amalco and Amalco will be liable for all of the liabilities and obligations of each of Subco and GGB.

ITEM 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

ITEM 7.	Omitted Information

Not applicable.

ITEM 8.	Executive Officer

The following Officer of the Company may be contacted for further information:

Tim Moore, Chief Executive Officer
	Telephone	(877) 564-5440 ext. 200
	Email	timm@xanthicbiopharma.com

ITEM 9.	Date of Report

This report is dated this 17th day of July, 2018.

Schedule A

GREEN GROWTH BRANDS TO ACQUIRE XANTHIC BIOPHARMA

Lifestyle Oriented Consumer Branding Company to Acquire Cannabis Industry Participant Xanthic together with Nevada-based Cultivator, Producer and Retailer of Recreational and Medical Cannabis Products

Toronto, Ontario, July 17, 2018 – Xanthic Biopharma Inc. (formerly Aurquest Resources Inc.) (“Xanthic” or the “Company”) (CSE: xTHC) and Green Growth Brands Ltd. (“GGB”) are pleased to announce they have entered into an arm’s length business combination agreement (the “Definitive Agreement”) dated July 13, 2018 to combine Xanthic and GGB by way of amalgamation (the “Amalgamation”) between GGB and a wholly-owned subsidiary of Xanthic (“Subco”) to form one company as a wholly-owned subsidiary of Xanthic (the “Business Combination”).

GGB is a lifestyle oriented, consumer products company that celebrates health, wellness and happiness. GGB is focused on the medicinal and recreational cannabis sector in both the United States and Canada and is the parent company of the CAMP brand. GGB is led by the widely-renowned retailer Peter Horvath. The Business Combination represents the initial step in GGB’s strategy to grow its international footprint, through partnerships with cannabis cultivators and processors across Canada and the United States. While GGB’s principal focus will be to build a retail network, it will leverage Xanthic’s expertise in the science of tetrahydrocannabinol (“THC”) and cannabidiol (“CBD”), the two key active ingredients in cannabis.

Following completion of the Business Combination, current shareholders of GGB will hold approximately 86% of the common shares (the “Resulting Issuer Shares”) of the resulting issuer (the “Resulting Issuer”) (excluding any Resulting Issuer Shares that become issuable pursuant to the terms of the Debenture Private Placement and the Subscription Receipt Private Placement (as such terms are defined below)). It is anticipated that the Resulting Issuer may operate under the name “Green Growth Brands Ltd.” after effecting a name change (the “Name Change”) with the Resulting Issuer Shares listed and posted for trading on the Canadian Securities Exchange (the “Exchange” or the “CSE”). Xanthic anticipates filing a management information circular or listing statement (the “Disclosure Document”) detailing certain matters relating to the Business Combination and other related matters to be mailed to Xanthic shareholders. Trading in the common shares of Xanthic (the “Xanthic Shares”) will be halted as a result of this announcement and will remain halted until the resumption of trading is approved by the Exchange. If completed, the Business Combination will constitute a fundamental change of Xanthic (as such term is defined in the CSE’s policies and procedures manual).

Assuming the satisfaction of customary closing conditions, including the approval of Xanthic’s shareholders, the Business Combination is expected to close in the fourth quarter of this year.

Xanthic and GGB are also pleased to announce that GGB Nevada LLC (“GGB Nevada”), a wholly-owned subsidiary of Xanthic has entered into a purchase agreement (the “NOR Agreement”) dated July 13, 2018 with Nevada Organic Remedies LLC (“NOR”) and its members pursuant to which it will acquire (the “NOR Acquisition”) 100% of the outstanding membership interests of NOR for aggregate consideration of US$56.75 million. NOR is a vertically integrated medical and retail marijuana company based in Las Vegas, Nevada holding four Nevada marijuana licenses (dispensary, cultivation, production and distribution). Additionally, NOR produces a line of high quality medical and recreational products under the name 8|fold. Assuming satisfaction of customary closing conditions, including completion of due diligence investigations to the satisfaction of GGB Nevada and regulatory approval in Nevada, the NOR Acquisition is expected to be completed on or about September 7, 2018.

Peter Horvath, GGB’s Chief Executive Officer who will serve as a Director of Xanthic, commented, “With this strategic business combination, GGB is positioned to launch our retail and branding expertise into this fast growing marketplace. In addition the NOR acquisition launches our entry into the highly productive Las Vegas market where we will now expand our footprint, where we can go head to head with the best brands and retail concepts in the cannabis space.”

The Business Combination

Subject to the terms of the Definitive Agreement, Subco and GGB will complete the Amalgamation and the amalgamated corporation (“Amalco”) will continue under the name “Green Growth Brands (Ontario) Ltd.”. Amalco will be a direct wholly-owned subsidiary of the Resulting Issuer. All of the property and assets of each of Subco and GGB will become the property and assets of Amalco and Amalco will be liable for all of the liabilities and obligations of each of Subco and GGB.

As of the date hereof, Xanthic has 57,046,547 Xanthic Shares outstanding together with Xanthic convertible securities entitling the holders thereof to acquire a further 3,876,000 Xanthic Shares. As of the date hereof, GGB has 92,000,002 GGB common shares (“GGB Shares”) outstanding and no outstanding convertible securities. Pursuant to the terms of the Definitive Agreement, GGB may issue up to an additional 10,000,000 GGB Shares (or convertible securities, or the equivalent) prior to closing of the Business Combination. Based on the foregoing, Xanthic will, subject to the receipt of all regulatory approvals, including the approval of its shareholders to certain items of special business and the Exchange, (i) combine with GGB pursuant to the Definitive Agreement such that all of the issued and outstanding GGB Shares will be acquired, and as consideration, Xanthic will issue to holders of GGB Shares, on a 3.394-for-one basis, 346,150,835 Xanthic Shares (the “Consideration Shares”)1, in exchange for the then issued and outstanding GGB Shares (which for greater certainty excludes the GGB Shares to be issued under the Subscription Receipt Private Placement and the Debenture Private Placement (as such terms are defined below)); and (ii) reorganize its share structure and consolidate all of the issued and outstanding Xanthic Shares (including the Consideration Shares) on the basis of 4.07 pre-consolidation Xanthic Shares for one (1) post-consolidation Resulting Issuer Share (the “Consolidation”). The Business Combination values Xanthic at $0.36 per share which represents a 56% premium based on the 20-day volume weighted average price of the Xanthic Shares as of July 11, 2018.

In the event that GGB terminates the Definitive Agreement, other than as a result of a breach of representation or warranty or non-performance by Xanthic, GGB shall pay Xanthic a break fee in the aggregate amount of $250,000 and reimburse Xanthic for the full extent of its US legal fees, a portion of its Canadian legal fees, travel costs and other reasonable expenses incurred in connection with the Business Combination.

Resulting Issuer

The following table sets forth the pro forma capitalization of the Resulting Issuer after giving effect to the Business Combination and the Consolidation but prior to giving effect to the Subscription Receipt Private Placement and the Debenture Private Placement:

Equity (Resulting Issuer Shares)	Shares(1) (#)	Shares(2) (%)
Held by current GGB Shareholders	85,034,014	85.9%
Held by current Xanthic Shareholders that are insiders of Xanthic	1,487,036	1.5%
Held by current Xanthic Shareholders that are not insiders of Xanthic	12,526,788	12.6%

Total	99,047,838	100%

(1)	Does not give effect to exercise and/or conversion of issued and outstanding Xanthic convertible securities.
(2)	Expressed on a non-diluted basis.

1

The number of Consideration Shares issuable to holders of GGB Shares has been fixed at 346,150,835. In the event GGB issues additional GGB Shares or convertible securities convertible into GGB Shares prior to closing of the Business Combination, the 3.394-for-one exchange ratio shall be adjusted downward to accommodate the issuance of such securities.

To the knowledge of the prospective directors and executive officers of the Resulting Issuer, no person or company beneficially will own, or control or direct, directly or indirectly, Resulting Issuer Shares carrying in excess of 10% of the voting rights attached to all outstanding Resulting Issuer Shares, other than All Js Greenspace LLC, a company controlled by three individual family trusts, which is expected to own 33,971,923 Resulting Issuer Shares, representing a 34.3% ownership stake in the Resulting Issuer prior to giving effect to the Subscription Receipt Private Placement and the Debenture Private Placement.

Board of Directors and Management

Subject to Exchange approval, the board of directors and management of Xanthic will be reconstituted today with the following individuals:

•	Jean Schottenstein (Director)

•	Peter Horvath (Director)

•	Steve Stoute (Director)

•	Carli Posner (Director)

•	Marc Lehmann (Director)

•	Tim Moore (Director and Chief Executive Officer)

•	Gary Galitsky (Director and President)

•	David Bhumgara (Chief Financial Officer)

It is currently expected that the board of directors and management of the Resulting Issuer will be the aforementioned individuals.

Conditions of Completion

Completion of the Business Combination is subject to a number of conditions, including, but not limited to, Exchange acceptance. Where applicable, the Business Combination cannot close until the required shareholder approval is obtained. There can be no assurance that the Business Combination will be completed as proposed, or at all.

Other conditions to completion of the Business Combination include, but are not limited to:

•

The approval of GGB shareholders of the Amalgamation, the approval of Xanthic shareholders of the Amalgamation, the Name Change and the Consolidation, and other matters to be more fully described in the Disclosure Document, and the approval and acceptance of the Exchange;

•	Completion of the NOR Acquisition, the Subscription Receipt Private Placement, the Debenture Private Placement and the Loan Agreement;

•	Xanthic will have at least $400,000 of working capital (net of expenses relating to the completion of the Amalgamation); and

•	The Resulting Issuer being in compliance with the initial listing requirements of the Exchange.

Subscription Receipt Private Placement

GGB intends to complete a brokered private placement equity financing (the “Subscription Receipt Private Placement”) of subscription receipts (the “Subscription Receipts”) of GGB for gross proceeds of up to C$60 million less the gross amount of the Proposed Debenture Private Placement (after first deducting the amount of the Debenture Cash Repayment (see “The NOR Acquisition – Debenture Financing and Loan Agreement” below). It is expected that each Subscription Receipt issued under the Subscription Receipt Private Placement will entitle the holder thereof, upon deemed exercise following satisfaction of the Escrow Release Conditions (as defined below) to receive one common share (a “Subscription Share”) of GGB and, upon completion of the Business Combination, and for no additional consideration, one Resulting Issuer Share.

The gross proceeds from the Subscription Receipt Private Placement will be held in escrow pending the satisfaction of, among other things: (i) all conditions precedent to the Business Combination being satisfied or waived in accordance with the terms of the Definitive Agreement; and (ii) the acceptance from the Exchange to list the Resulting Issuer Shares on the Exchange (collectively, the “Escrow Release Conditions”).

Upon satisfaction of the Escrow Release Conditions, the Subscription Receipts will be deemed to be exercised, for no additional consideration, for the Subscription Shares of GGB and, upon completion of the Business Combination, and for no additional consideration, a Resulting Issuer Share. In the event the Business Combination does not occur on or before December 31, 2018, it is expected that the gross proceeds of the Subscription Receipt Private Placement plus any interest accrued thereon will be returned to the holders of Subscription Receipts pro rata without any deduction or interest and the Subscription Receipts will be automatically cancelled without any further action by the holders thereof.

Upon satisfaction of the Escrow Release Conditions, the net proceeds of the Subscription Receipt Private Placement (after deducting the agent’s commission, fees, and estimated costs and expenses in respect of the Subscription Receipt Private Placement) will be released to the Resulting Issuer and used to satisfy the listing requirements of the CSE and for general corporate and working capital purposes.

The NOR Acquisition

Pursuant to the terms of the NOR Agreement, GGB Nevada is required to make payment of a US$2 million deposit (the “NOR Deposit”) on or before July 17, 2018 and an initial cash payment of approximately US$32 million (the “NOR Closing Payment”) on closing of the NOR Acquisition. In addition, on closing of the NOR Acquisition, GGB Nevada will be required to deliver to the NOR Members a secured promissory note in the principal amount of US$21,565,000. It is expected that the members of NOR who are selling their membership interests to GGB Nevada in the NOR Acquisition (collectively, the “NOR Members”) will retain, in the aggregate, 5% of the membership interests of NOR immediately following closing of the NOR Acquisition. GGB has agreed to advance to Xanthic or GGB Nevada, as the case may be, the funds required to satisfy GGB Nevada’s obligation to pay the NOR Deposit and the NOR Closing Payment (see “- Debenture Private Placement and Loan Agreement” below).

Debenture Private Placement and Loan Agreement

GGB intends to complete a non-brokered private placement financing (the “Debenture Private Placement”) of up to 32,000 convertible debentures (the “Debentures”) of GGB at a price of US$1,000 per Debenture for gross proceeds of US$32 million. The net proceeds of the Debenture Private Placement will be loaned to Xanthic pursuant to a loan agreement (the “Loan Agreement”) to be entered into among Xanthic, GGB Nevada and GGB. The funds advanced to Xanthic or GGB Nevada, as the case may be, pursuant to the Loan Agreement will be used to satisfy the NOR Deposit and the NOR Closing Payment.

It is expected that each Debenture issued under the Debenture Private Placement will entitle the holder thereof to a cash repayment of the principal amount thereof, plus accrued but unpaid interest thereon, on the Maturity Date (as defined below). The maturity date is expected to be 270 days from the date the Debentures are issued (the

“Maturity Date”). If the Debenture Conversion Conditions (as defined below) are satisfied prior to the Maturity Date, the Maturity Date of the Debentures will accelerate and the Debentures will be repayable in (i) cash equal to the principal amount thereof plus all accrued but unpaid interest thereon (the “Cash Repayment Option”), (ii) common shares of GGB (the “Conversion Shares”) and, upon completion of the Business Combination, and for no additional consideration, Resulting Issuer Shares at a to-be-determined exchange ratio (the “Share Repayment Option”) or (iii) a combination of the Cash Repayment Option and the Share Repayment Option, in each case as elected by the holder at the time of subscription.

The Cash Repayment Option and the Share Repayment Option will be available to holders of the Debentures upon the satisfaction of certain conditions, including: (i) all conditions precedent to the Business Combination being satisfied or waived in accordance with the terms of the Definitive Agreement; and (ii) the acceptance from the Exchange to list the Resulting Issuer Shares on the Exchange (collectively, the “Debenture Conversion Conditions”).

The net proceeds from the Debenture Private Placement shall be loaned to Xanthic on commercially reasonable terms pursuant to the Loan Agreement to be entered into between Xanthic, GGB Nevada and GGB prior to the completion of the Business Combination and shall be used to satisfy the initial cash consideration for the NOR Acquisition. The Loan Agreement will have, among other things, a maturity date of 180 days from the date of the initial advance, bear interest at a commercially reasonable rate, contain no prepayment privilege and include customary events of default, which shall include the failure to complete the Business Combination prior to the maturity date of the Loan Agreement. As security for the amounts loaned pursuant to the Loan Agreement, GGB shall be granted, among other things, an irrevocable option from Xanthic to elect to satisfy Xanthic’s obligations under the Loan Agreement by acquiring GGB Nevada from Xanthic and assuming Xanthic and GGB Nevada’s obligations under the NOR Agreement.

About the Parties:

Xanthic

Xanthic, through its wholly-owned operating subsidiary, Xanthic Biopharma Limited, provides valuable intellectual property to cannabis industry participants, enabling its strategic partners to produce high quality, innovative, non-combustible cannabis and cannabis-infused products. Xanthic is a developer of a patent-pending proprietary process to make THC and CBD, the two key active ingredients in cannabis, water soluble, and its operation will continue to be run by current management. Subject to completion of the Business Combination, Xanthic will combine its business with GGB and thereafter be engaged in the business of cultivation, processing, and retailing of cannabis and cannabis-infused products augmented by Xanthic intellectual property.

Green Growth Brands

Green Growth Brands is a lifestyle oriented, consumer products company that celebrates health, wellness and happiness. GGB is focused on the medicinal and recreational cannabis sector in both the United States and Canada and is the parent company of the CAMP brand. GGB is led by the widely-renowned retailer Peter Horvath. The Business Combination represents the initial step in GGB’s strategy to grow its international footprint, through partnerships with cannabis cultivators and processors across Canada and the United States.

Nevada Organic Remedies LLC

Nevada Organic Remedies LLC is a vertically integrated medical and retail marijuana company based in Las Vegas, Nevada and holds four Nevada marijuana licenses including dispensary, cultivation, production and distribution. NOR’s dispensary, The + Source, was voted “Best of the City” for Las Vegas in 2018 by NPR’s Desert Companion magazine. Additionally, NOR produces a line of high quality medical and recreational products under the name 8|fold. More information can be found at www.thesourcenv.com.

Further Information:

Further details about the Business Combination and the Resulting Issuer will be provided in the disclosure document to be prepared and filed in respect of the Business Combination.

Completion of the transaction is subject to a number of conditions, including but not limited to, Exchange acceptance. Where applicable, the transaction cannot close until the required shareholder approval is obtained. There can be no assurance that the transaction will be completed as proposed or at all.

Investors are cautioned that, except as disclosed in the Disclosure Document to be prepared in connection with the Business Combination, any information released or received with respect to the transaction may not be accurate or complete and should not be relied upon. Trading in the securities of Xanthic will remain halted until further notice.

The Exchange has in no way passed upon the merits of the Business Combination and has neither approved nor disapproved the contents of this press release.

Xanthic Biopharma Inc.

Tim Moore

Chief Executive Officer

(877) 564-5440 ext. 200

timm@xanthicbiopharma.com

Green Growth Brands Ltd.

Peter Horvath

Chief Executive Officer

+1 (614) 272-3271

phorvath@greengrowthbrands.com

Cautionary Statements:

Certain statements contained in this press release constitute forward-looking information. These statements relate to future events or future performance. The use of any of the words “could”, “intend”, “expect”, “believe”, “will”, “projected”, “estimated” and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Company’s current belief or assumptions as to the outcome and timing of such future events. Actual future results may differ materially. In particular, this release contains forward-looking information relating to, among other things, the completion of the Business Combination, the number of securities of Xanthic that may be issued in connection with the Business Combination, the ownership of Xanthic following the Business Combination, the Subscription Receipt Private Placement, the Debenture Private Placement, the Loan Agreement, the Consolidation, , the Name Change the NOR Acquisition, the expected composition of the board of directors of the Resulting Issuer, shareholder approval and the parties’ ability to satisfy closing conditions and receive necessary approvals. Various assumptions or factors are typically applied in drawing conclusions or making the forecasts or projections set out in forward-looking information. Those assumptions and factors are based on information currently available to the Company. Although such statements are based on management’s reasonable assumptions, there can be no assurance that the Business Combination will occur, or that if the Business Combination does occur, it will be completed on the terms described above.

The forward-looking information contained in this release is made as of the date hereof and neither the Company nor GGB is obligated to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable securities laws. Because of the risks, uncertainties and assumptions contained herein, investors should not place undue reliance on forward-looking information. The foregoing statements expressly qualify any forward-looking information contained herein.

This announcement does not constitute an offer, invitation or recommendation to subscribe for or purchase any securities and neither this announcement nor anything contained in it shall form the basis of any contract or commitment. In particular, this announcement does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United

States, or in any other jurisdiction in which such an offer would be illegal.

The securities referred to herein have not been and will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), or under the securities laws of any state or other jurisdiction of the United States and may not be offered or sold, directly or indirectly, within the United States, unless the securities have been registered under the Securities Act or an exemption from the registration requirements of the Securities Act is available.

This document may not be distributed or released in the United States or through U.S. Newswire Services.